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                     [LOGO] BEASLEY BROADCAST GROUP, INC.

News Announcement                                For Immediate Release

CONTACT:
B. Caroline Beasley                              Stewart Lewack, Joseph Jaffoni
Chief Financial Officer                          Jaffoni & Collins Incorporated
Beasley Broadcast Group, Inc.                    212/835-8500 or bbgi@jcir.com
941/263-5000

                     BEASLEY BROADCAST GROUP TO DIVEST TWO
                    NEW ORLEANS FM STATIONS FOR $23 MILLION

                          - Proceeds to Reduce Debt -

NEW ORLEANS, Louisiana and NAPLES, Florida, November 1, 2001 - Beasley Broadcast Group, Inc. (Nasdaq: BBGI), a large- and mid-size market radio broadcaster, today announced it has reached a definitive agreement with Wilks Broadcasting, LLC to sell the broadcaster its two FM radio stations in New Orleans, WRNO-FM and KMEZ-FM, for total consideration of approximately $23 million. Beasley purchased the stations in January 2001 through its $113.5 million acquisition of six stations in Las Vegas and New Orleans from Centennial Broadcasting. Beasley will continue to own WBYU-AM, presently operated in a brokered programming format.

Commenting on the agreement, Beasley Chairman and CEO, George Beasley, stated, "Over the long term, Beasley has established a successful record of managing its station portfolio through acquisitions and divestitures. The proceeds of this transaction will reduce borrowings under our revolving credit agreement while enabling us to better focus on those opportunities offering the greatest return to our shareholders. We trust the stations will continue to grow and prosper under the management of Wilks Broadcasting."

Completion of the transaction, expected to close late in the first or early in the second quarter of 2002, is subject to FCC approval and other customary closing conditions.
                                     -more-
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Beasley Broadcast Group Divests Stations, 11/1/01                       page 2

This news announcement contains certain forward-looking statements that are based upon current expectations and involve certain risks and uncertainties within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words or expressions such as "intends", "expects," "expected," "anticipates" or variations of such words and similar expressions are intended to identify such forward-looking statements. Key risks are described in the Company's reports filed with the U.S. Securities and Exchange Commission. Readers should note that these statements may be impacted by several factors, including economic changes, unforeseen media events that would cause the Company to broadcast commercial free for any period of time, and changes in the radio broadcast industry generally and, accordingly, the Company's actual performance and results may vary from those stated herein. These statements do not include the potential impact of any acquisitions or dispositions announced or completed after October 31, 2001. The Company undertakes no obligation to update the information contained herein.

Founded in 1961, Beasley Broadcast Group, Inc. is a radio broadcasting company that, upon completion of pending dispositions, owns or operates 42 stations (26 FM and 16 AM) located in eleven large- and mid-size markets in the United States.

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